

November 4, 2010

Gunther Than
CEO and Director
View Systems, Inc.
1550 Caton Center Drive, Suite E
Baltimore, MD 21227

> **RE:** **View Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2010**
> **File No. 333-169804**

Dear Mr. Than:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As documented by many filings made at www.pinksheets.com, we note the overlap of addresses, affiliates, accounting and investor relations firms between the company and several other non-reporting pink sheet companies. Moreover, we note that the address disclosed by the company to be that of its principal executive offices and which disclose also serves as the manufacturing and assembly location for your products (1550 Caton Center Drive, Suite E Baltimore, MD 21227) appears to have been available for lease as far back as April 2010 and consists of 1,500 square feet as opposed to the 4,600 square feet disclosed in your registration statement. (http://www.sjpi.com/property/detail/caton_research_center).

   Please revise your registration statement to disclose the extent to which any other entity uses your facilities, the material terms of such arrangements, common affiliations between such entities and yourself, and reconcile the description of 4,600 square feet in your disclosure with the 1,500 square feet described in the lease offering and your use of such space. We may have further comment.

2.   Please revise to disclose a fixed offering price for your proposed offering.

Signatures

3.   Please revise to disclose the signatory who serves as the company's Chief Financial Officer.

Transactions with Related Persons, page 40

4.   Please revise this section to include all applicable issuances of stock to related persons, promoters, and control persons. Supplementally advise where each of the debts discussed in this section were included in the company's filed financial statements for the relevant periods.

5.   We note that the company's January 21, 2010 DEF14C states that Mr. Than's stock awards were "valued at 50% of market value." Please advise as to the basis for such a valuation and the resultant impact on the company's financial statements. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director